   As filed with the Securities and Exchange Commission on December 9, 1997
                        Registration No. 333-________
                      Registration No. 333-_______-01

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                             ----------------------

                                    FORM S-2
                              REGISTRATION STATEMENT
                         UNDER THE SECURITIES ACT OF 1933

                             ----------------------

INDIANA UNITED BANCORP                                        IUB CAPITAL TRUST
                             ----------------------
             (Exact name of registrant as specified in its charter)

INDIANA                                                                DELAWARE
                          (State or other jurisdiction
                        of incorporation or organization)

35-1562245                                                            REQUESTED
                                (I.R.S. Employer
                             Identification Number)
         -------                                           ----------

                   201 N. BROADWAY, GREENSBURG, INDIANA 47240
                                 (812) 663-0157
                                 --------------
               (Address, including zip code, and telephone number,
                    including area code, of registrant's and
                  co-registrant's principal executive offices)

                              MR. ROBERT E. HOPTRY
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             INDIANA UNITED BANCORP
                   201 N. BROADWAY, GREENSBURG, INDIANA 47240
                                 (812) 663-0157
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 --------------

                  Please send copies of all communications to:

Ivan M. Diamond, Esq.         David W. Harper, Esq.    James L. Nouss, Jr., Esq.
Greenebaum Doll & McDonald    2450 Meidinger Tower     Bryan Cave LLP
3300 National City Tower      Louisville, KY  40202    One Metropolitan Square
101 S. Fifth Street                                    211 N. Broadway
Louisville, Kentucky 40202                             Suite 3600
                                                       St. Louis, MO  63102

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/ 333-40579 and 333-40579-01

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF ADDITIONAL REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                         AMOUNT TO BE                                   PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF                 REGISTERED   PROPOSED MAXIMUM OFFERING    AGGREGATE OFFERING PRICE       AMOUNT OF
SECURITIES TO BE REGISTERED                  (1)            PRICE PER UNIT                    (1)               REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Preferred Securities of IUB Capital
Trust (2)                                  115,000(2)            $10.00                    $1,150,000(2)            $349
---------------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures of Indiana
United Bancorp (3)                        (3)(4)
---------------------------------------------------------------------------------------------------------------------------------
Guarantee of Indiana United
Bancorp with respect to the
Preferred Securities (4)                   (4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee payable pursuant to Rule 457 of the Securities Act.

(2) Includes 15,000 Preferred Securities that may be sold by IUB Capital Trust to the Underwriter to cover over-allotments.

(3) The Subordinated Debentures will be purchased by IUB Capital Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of IUB Capital Trust upon its dissolution and the distribution of its assets.

(4) This registration statement is deemed to cover the Subordinated Debentures of Indiana United Bancorp, the rights of holders of Subordinated Debentures of Indiana United Bancorp under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Indiana United Bancorp. No separate consideration will be received for the Guarantee. Pursuant to Rule 457(n) under the Securities Act, no separate registration fee is payable for the Guarantee.

                          INCORPORATION BY REFERENCE

THIS REGISTRATION STATEMENT IS BEING FILED PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE CONTENTS OF THE REGISTRATION
STATEMENT ON FORM S-2 (REG. NOS. 333-40579 AND 333-40579-01) FILED BY INDIANA UNITED BANCORP AND IUB CAPITAL TRUST WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1997, AS AMENDED BY AMENDMENT NO. 1 TO REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 1997, INCLUDING THE EXHIBITS THERETO, AND DECLARED EFFECTIVE BY THE
SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1997, ARE INCORPORATED HEREIN BY REFERENCE.

               EXHIBITS:


               The exhibits filed as part of this
               Registration Statement are as follows:

               5.1 Opinion of Richards, Layton & Finger, special Delaware counsel, as to the validity of the issuance of the Preferred Securities.

               5.2 Opinion of David W. Harper, Esq., as to the validity of the issuance of the Subordinated Debentures.

               5.3 Opinion of Greenebaum Doll & McDonald PLLC, as to the validity of the issuance of the Subordinated Debentures.

               8.1 Tax opinion of Greenebaum Doll & McDonald PLLC, as to certain federal income tax matters.


               23.1 Consent of Richards, Layton & Finger (included in Exhibit
                    5.1).

               23.2 Consent of David W. Harper, Esq. (included in Exhibit 5.2).

               23.3 Consent of Greenebaum Doll & McDonald PLLC (included in
                    Exhibits 5.3 and 8.1).

               23.4 Consent of Geo. S. Olive & Co., LLC.

               23.5 Consent of Crowe Chizek and Company LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensburg, State of Indiana, on the 9th day of December, 1997.

                              INDIANA UNITED BANCORP


                              By:  /s/ Robert E. Hoptry
                                   ----------------------------------------
                                   Robert E. Hoptry, Chairman of the Board,
                                   President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Name                          Capacity                    Date
     ----                          --------                    ----


/s/ Robert E. Hoptry   Chairman of the Board, President     December 9, 1997
---------------------  and Chief Executive Officer
Robert E. Hoptry

/s/ Jay B. Fager       Treasurer and Chief Financial        December 9, 1997
---------------------  Officer (and Principal Accounting
Jay B. Fager           Officer)


/s/ William G. Barron* Director                             December 9, 1997
----------------------
William G. Barron

/s/ Philip A. Frantz*   Director                            December 9, 1997
---------------------
Philip A. Frantz

/s/ Martin G. Wilson*   Director                            December 9, 1997
---------------------
Martin G. Wilson

/s/ Edward J. Zoeller*  Director                            December 9, 1997
---------------------
Edward J. Zoeller

* By: /s/ Robert E. Hoptry
      -----------------------
      Robert E. Hoptry
      Attorney-in-fact

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensburg, State of Indiana, on the 9th day of December, 1997.

                                   IUB CAPITAL TRUST


                                   By:  /s/ Robert E. Hoptry
                                        ----------------------------------
                                        Robert E. Hoptry, Trustee


                                   By:  /s/ Jay B. Fager
                                        ----------------------------------
                                        Jay B. Fager, Trustee


                                   By:  /s/ Daryl R. Tressler
                                        ----------------------------------
                                        Daryl R. Tressler, Trustee

                                 EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
  5.1 Opinion of Richards, Layton & Finger, special Delaware counsel, as to the validity of the issuance of the Preferred Securities.

  5.2 Opinion of David W. Harper, Esq., as to the validity of the issuance of the Subordinated Debentures.

  5.3 Opinion of Greenebaum Doll & McDonald PLLC, as to the validity of the issuance of the Subordinated Debentures.

  8.1 Tax opinion of Greenebaum Doll & McDonald PLLC, as to certain federal income tax matters.

 23.1     Consent of Richards, Layton & Finger (included in Exhibit 5.1).

 23.2     Consent of David W. Harper, Esq. (included in Exhibit 5.2).

 23.3     Consent of Greenebaum Doll & McDonald PLLC (included in
          Exhibits 5.3 and 8.1).

 23.4     Consent of Geo. S. Olive & Co., LLC.

 23.5     Consent of Crowe Chizek and Company LLP.